ENTERGY LOUISIANA, LLC

446 North Boulevard
Baton Rouge, Louisiana 70802

July 24, 2006 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Entergy Louisiana, LLC
Registration Statement on Form S-3
File No. 333-132660

Ladies and Gentlemen:

Entergy Louisiana, LLC (the "Registrant") filed the above-referenced Registration Statement on March 23, 2006 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment") on July 24, 2006.

The Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement, as amended by the Amendment (the "Amended Registration Statement"), and permit the Amended Registration Statement to become effective as of 10:00 a.m. Eastern Standard Time on July 26, 2006 or as soon thereafter as practicable. Pursuant to Rule 460 under the Securities Act, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrant does not intend to rely on Rule 430A under the Securities Act in connection with the first offering under the Amended Registration Statement.

In connection with this request, Registrant acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and
  The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENTERGY LOUISIANA, LLC

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer